UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Information to Be Included in Statements Filed Pursuant to § 240.13d-1 (b), (c) and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Kingsoft Cloud Holdings Limited
(Name of Issuer)

Ordinary Shares, par value of $0.001 per share
(Title of Class of Securities)

49639K101**
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** CUSIP number 49639K101 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Select Market under the symbol “KC.” Each ADS represents 15 ordinary shares of the issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person
Kingsoft Corporation Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
1,423,246,584
	6	Shared Voting Power
0
	7	Sole Dispositive Power
1,423,246,584
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,423,246,584
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9
43.5%*
12	Type of Reporting Person CO

* The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 3,270,266,493 ordinary shares of the Issuer as reported to be outstanding after the offering in the Issuer’s registration statement on Form F-1 filed with the Securities Exchange Commission on September 25, 2020.

Item 1(a).	Name of Issuer: Kingsoft Cloud Holdings Limited (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: Building E, Xiaomi Science and Technology Park, No. 33 Xierqi Middle Road, Haidian District Beijing, 100085, the People’s Republic of China
Item 2(a).	Name of Person Filing: Kingsoft Corporation Limited
Item 2(b).	Address of Principal Business Office or, if none, Residence: Suite 3208, 32/F, Tower 5, The Gateway, Harbour City, Tsim Sha Tsui, Kowloon, Hong Kong
Item 2(c)	Citizenship: Cayman Islands
Item 2(d).	Title of Class of Securities: Ordinary shares, par value $0.001 per share
Item 2(e).	CUSIP Number: 49639K101 This CUSIP number applies to the American depositary shares of the Issuer, each representing 15 ordinary shares of the Issuer.
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares of par value of $0.001 per share of the Issuer by the Reporting Person is provided as of December 31, 2020:

Reporting Person	Amount beneficially owned:	Percent of class(1):	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Kingsoft Corporation Limited	1,423,246,584	43.5%	1,423,246,584	0	1,423,246,584	0

(1)         The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 3,270,266,493 ordinary shares of the Issuer as reported to be outstanding after the offering in the Issuer’s registration statement on Form F-1 filed with the Securities Exchange Commission on September 25, 2020.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certifications:
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2021

Kingsoft Corporation Limited

By:	/s/ Yuk Keung Ng
Name:	Yuk Keung Ng
Title:	Director